SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

1.	Press release of May 17, 2004

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months Ended April 2, 2004 (US GAAP)

FIRST QUARTER HIGHLIGHTS

•                  Volume of 298 million unit cases, 11% ahead of the same period in 2003,

•                  Operating profit of €42.6 million versus €31.0 million, 37% ahead of the same period in 2003,

•                  Significant increase in net income to €10.9 million from €0.3 million in the same period in 2003.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“This strong first quarter performance is particularly satisfying, especially as it resulted from good volume growth across all our territories, effective implementation of pricing initiatives, continuing progress in cost management and our underlying execution strength.”

May 17, 2004

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

ENQUIRIES:

Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 email: melina.androutsopoulou@cchbc.com

Theodoros Varelas Investor Relations Associate	Tel: +30 210 618 3181 email: theodoros.varelas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Brian Maddox Lindsay Hatton	Tel: +1 212 850 5600 email: bmaddox@fd-us.com email: lhatton@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2004 first quarter results on May 17, 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that involve risks and uncertainties.  These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, and the effects of the recent leveraged re-capitalization on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	April 2, 2004	March 28, 2003
	(Euros in millions, except per share data)

Net sales revenue	€877.3	€794.0
Cost of goods sold	(533.4)	(497.0)
Gross profit	343.9	297.0

Selling, delivery and administrative expenses	(301.3)	(266.0)
Operating profit	42.6	31.0

Interest expense	(15.2)	(16.4)
Interest income	2.6	1.5
Other income	4.4	8.9
Other expenses	(0.4)	(7.7)
Income before income taxes	34.0	17.3

Income tax expense	(19.5)	(12.5)
Share of loss of equity method investees	(0.1)	(0.2)
Minority interests	(3.5)	(4.3)
Net income	€10.9	€0.3

Basic and diluted net income per share (in euros):	€0.05	€—

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	April 2, 2004	December 31, 2003
	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€33.9	€35.5
Trade accounts receivable, less allowance of €26.2m in 2004 and €25.8m in 2003	495.5	482.3
Inventories	331.0	291.1
Receivables from related parties	37.5	57.2
Taxes receivable	12.9	12.8
Deferred income taxes	31.3	30.7
Prepaid expenses	56.5	51.2
Derivative assets	32.7	44.3
Other current assets	36.8	44.6
Total current assets	1,068.1	1,049.7

Property, plant and equipment:
Land	102.3	98.1
Buildings	689.9	675.7
Returnable containers	235.4	220.2
Production and other equipment	1,934.4	1,851.2
	2,962.0	2,845.2
Less accumulated depreciation	(1,101.6)	(1,027.4)
	1,860.4	1,817.8
Construction in progress	70.4	55.8
Advances for equipment purchases	16.4	14.5
	1,947.2	1,888.1

Investments in equity method investees	55.7	57.4
Deferred income taxes	0.5	0.5
Other tangible non-current assets	40.8	25.2
Franchise rights	1,952.1	1,948.4
Goodwill and other intangible assets	769.3	764.6
Total assets	€5,833.7	€5,733.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	April 2, 2004	December 31, 2003
	(Euros in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€81.2	€84.4
Accounts payable	208.4	189.8
Accrued expenses	342.8	335.8
Amounts payable to related parties	84.3	79.1
Deposit liabilities	148.7	142.8
Income taxes payable	82.9	82.2
Deferred income taxes	3.6	3.6
Derivative liabilities	7.7	4.5
Current portion of long term debt	295.9	295.9
Current portion of capital lease obligations	11.4	10.8
Total current liabilities	1,266.9	1,228.9

Long-term debt, less current portion	1,332.2	1,302.9
Capital lease obligations, less current portion	28.1	30.8
Cross currency swap payables relating to borrowings	66.0	89.9
Employee benefit obligations	106.5	98.4
Deferred income taxes	660.5	656.0
Other long term liabilities	15.4	16.7
Total long-term liabilities	2,208.7	2,194.7

Minority interests	58.9	54.0

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 236,925,277 shares authorized, issued and outstanding	118.5	118.5
Additional paid-in capital	1,639.2	1,639.2
Deferred compensation	(0.9)	(0.9)
Retained earnings	503.0	492.1
Accumulated other comprehensive income	39.4	7.4
Total shareholders’ equity	2,299.2	2,256.3
Total liabilities and shareholders’ equity	€5,833.7	€5,733.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	April 2, 2004	March 28, 2003
	(Euros in millions)
Operating activities
Net income	€10.9	€0.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	65.1	63.4
Deferred income taxes	4.6	2.3
Losses on disposals of assets	0.2	0.2
Minority interests	3.5	4.3
Shares of loss of equity method investees	0.1	0.2
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(8.2)	1.7
Inventories	(34.1)	(20.8)
Accounts payable and accrued expenses	17.3	4.5
Net cash provided by operating activities	59.4	56.1

Investing activities
Purchases of property, plant and equipment	(66.4)	(77.2)
Proceeds from disposals of property, plant and equipment	2.8	1.7
Cash payments for acquisitions, net of cash acquired	(2.1)	(1.9)
Proceeds from sale of trademarks	—	5.3
Proceeds from sale of investments	6.6	1.1
Purchase of investments	(0.5)	—
Net cash used in investing activities	(59.6)	(71.0)

Financing activities
Proceeds from issuance of debt	43.6	59.1
Payments on debt	(39.7)	(68.7)
Payments on capital lease obligations	(2.9)	(2.6)
Return of capital to shareholders	(0.4)	—
Net cash provided by (used in) financing activities	0.6	(12.2)

Effect of exchange rates on cash	(2.0)	3.5
Net decrease in cash and cash equivalents	(1.6)	(23.6)

Cash and cash equivalents at beginning of year	35.5	101.3
Cash and cash equivalents at end of period	€33.9	€77.7

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

			Additional paid-in capital	Deferred compen- sation	Retained earnings	Accumulated other comprehen- sive income	Total
	Ordinary shares
	Number of shares	Amount
As at December 31, 2002	236.7	€73.4	€2,154.0	€(0.5)	€305.2	€181.1	€2,713.2
Net income for 2003	—	—	—	—	231.9	—	231.9
Currency translation adjustment net of applicable income taxes of € 0.7m	—	—	—	—	—	(168.5)	(168.5)
Change in minimum pension liability, net of applicable income taxes of € 3.3m	—	—	—	—	—	(7.4)	(7.4)
Change in fair value of derivatives, net of applicable income taxes of € 0.9m	—	—	—	—	—	3.4	3.4
Gain reclassified into earnings from other comprehensive income, net of applicable income tax benefit of € 1.1m	—	—	—	—	—	(2.0)	(2.0)
Unrealized gain on available-for-sale investments, net of applicable income taxes of € 0.4m	—	—	—	—	—	0.8	0.8
Comprehensive income							58.2

Capitalisation of reserves, increasing the par value of shares from € 0.31 to € 2.50	—	518.3	(518.3)	—	—	—	—
Decrease in par value of shares from € 2.50 to € 0.50 and capital return to shareholders	—	(473.3)	—	—	—	—	(473.3)
Shares issued to employees exercising stock options	0.2	0.1	3.3	—	—	—	3.4
Issuance of stock options	—	—	0.2	(0.4)	—	—	(0.2)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)		(45.0)

As at December 31, 2003	236.9	118.5	1,639.2	(0.9)	492.1	7.4	2,256.3

Net income for three months ended April 2, 2004	—	—	—	—	10.9	—	10.9
Currency translation adjustment, net of applicable income taxes of € 7.0m	—	—	—	—	—	35.0	35.0
Change in minimum pension liability, net of applicable income taxes of € 0.2m	—	—	—	—	—	(0.4)	(0.4)
Change in fair value of derivatives, net of applicable income taxes of € 0.7m	—	—	—	—	—	(2.7)	(2.7)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.1	0.1
Comprehensive income							42.9

As at April 2, 2004	236.9	€118.5	€1,639.2	€(0.9)	€503.0	€39.4	€2,299.2

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.                                      BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2003.

2.                          ADOPTION OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Account Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN No. 46”).  In December 2003, the FASB released a revised version of FIN 46 (“FIN No. 46R”) clarifying certain aspects of FIN No. 46 and providing certain entities with exemptions from the requirements of FIN No. 46. This interpretation requires consolidation by the primary beneficiary of variable interest entities, as defined by this interpretation.  FIN No. 46 is currently effective for all new variable interest entities created after January 31, 2003.  For variable interest entities created prior to February 1, 2003, the provisions of FIN No. 46R must be applied by the Company in 2004.  We have conducted a review of existing contracts for our variable interest parties and concluded that neither FIN No. 46 nor FIN No. 46R have an effect on the Company’s financial statements.

3.                          INVENTORIES

Inventories consist of the following (in millions):

	April 2, 2004	December 31, 2003

Finished goods	€127.0	€107.5
Raw materials & work in progress	140.8	122.7
Consumables	59.9	57.4
Payments on account	3.3	3.5
	€331.0	€291.1

4.                          RECENT ACQUISITIONS

On January 28, 2004 we completed the acquisition of the Croatian mineral water company Gotalka d.o.o.  The acquisition includes a production facility at Budinscina and the mineral water brand Bistra.  Total consideration for the acquisition was €7.2 million (excluding costs). At this stage, the acquisition has resulted in the Company recording €3.6 million of goodwill and €0.4 million of water rights in its developing countries segment.

On December 30, 2003, we acquired 100% of the shares of the Greek potato chip company, Tsakiris S.A. Cash consideration was €6.2 million, with assumption of debt of an additional €9.3 million.  The acquisition has resulted in the Company recording €10.1 million of goodwill in its established countries segment. Tsakiris S.A. was a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange.  Plias S.A. is related to the Company by way of some common shareholdings.

On October 2, 2003, we completed the acquisition of 50% of the shares of the Polish mineral water company, Multivita sp. z o.o., in a joint acquisition with The Coca-Cola Company.  Total consideration for the acquisition was €21.0 million (excluding costs), of which the Company’s share was €10.5 million.  At this stage, the acquisition has resulted in the Company recording €6.0 million of goodwill in its developing countries segment. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market.

On December 5, 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with assumption of debt of an additional €6.4 million.  The acquisition has resulted in the Company recording €50.9 million of trademarks and €17.3 million of goodwill in its established countries segment.  The fair values of the significant assets acquired and liabilities assumed are subject to finalization and pending outstanding third party valuations.

5.                          FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with The Coca-Cola Company, trademarks and goodwill, predominantly arising from the recognition of deferred tax on the franchise right and trademark values.

The Coca-Cola Company does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. The following table sets forth the carrying value of intangible assets not subject to amortization (in millions):

	April 2, 2004	December 31, 2003

Franchise rights	€1,952.1	€1,948.4
Goodwill	715.5	711.2
Minimum pension liability	2.5	2.5
Trademarks and other intangible assets	51.3	50.9

Total	€2,721.4	€2,713.0

The changes in the carrying amount of goodwill are as follows (in millions):

	Established countries	Developing countries	Emerging countries	Total

Balance as at December 31, 2003	€587.3	€103.7	€20.2	€711.2
Current period acquisitions	—	3.7	0.3	4.0
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(0.3)	—	(0.3)
Foreign exchange differences	(0.2)	0.7	0.1	0.6

Balance as at April 2, 2004	€587.1	€107.8	€20.6	€715.5

6.                          SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended
	April 2, 2004	March 28, 2003
Net sales revenue
Established Countries	€506.5	€456.4
Developing Countries	136.7	125.6
Emerging Countries	234.1	212.0
	877.3	794.0

Cash operating profit
Established Countries	68.3	61.8
Developing Countries	7.2	6.2
Emerging Countries	32.2	26.4
	107.7	94.4

Depreciation
Established Countries	(27.8)	(26.0)
Developing Countries	(14.7)	(15.4)
Emerging Countries	(22.6)	(22.0)
	(65.1)	(63.4)

Operating profit
Established Countries	40.5	35.8
Developing Countries	(7.5)	(9.2)
Emerging Countries	9.6	4.4
	42.6	31.0

Reconciling items
Interest expense	(15.2)	(16.4)
Interest income	2.6	1.5
Other income	4.4	8.9
Other expense	(0.4)	(7.7)
Income tax expense	(19.5)	(12.5)
Share of loss of equity method investees	(0.1)	(0.2)
Minority interests	(3.5)	(4.3)
Net income	€10.9	€0.3

	As at
	April 2, 2004	December 31, 2003
Total assets
Established Countries	€3,491.5	€3,462.6
Developing Countries	1,241.3	1,275.1
Emerging Countries	1,101.5	1,035.6
Corporate / intersegment receivables	(0.6)	(39.4)
	€5,833.7	€5,733.9

7.                          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Three Months Ended
	April 2, 2004	March 28, 2003
Numerator
Net income	€10.9	€0.3

Denominator
Basic and diluted	236.9	236.7

8.                          STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees.

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Three Months Ended
	April 2, 2004	March 28, 2003

Net income	€10.9	€0.3
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(1.9)	(1.7)

Pro forma net income (loss)	€9.0	€(1.4)

Earnings per share (euros):
Basic and diluted - reported	0.05	—
Basic and diluted - pro forma	0.04	(0.01)

9.                          SEASONALITY OF BUSINESS

Operating results for the three months ended April 2, 2004 are not indicative of the result that may be expected for the year ended December 31, 2004 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

10.                   CONTINGENCIES

There have been no significant changes in contingencies since the Company’s 2003 Annual Report, which is included in the Company’s website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: May 19, 2004